Exhibit 2.1

State of Delaware Secretary of State Division of Corporations Delivered 03:45 PM 04/30/2018 FILED 03:45 PM 04/30/2018 SR 20183171818 – File Number 6865633	CERTIFICATE OF INCORPORATION • OF PREFLOGIC, INC.

The undersigned, a natural person, for the purpose of orgai1izing a corporation for conducting the business and promoting the purposes hereinafter stated, under the provisions and subject to the requirements of the General Corporation Law of the State of Delaware hereby certifies that:

1. The name of the corporation (hereinafter called the “Corporation” is: PrefLogic, Inc;

2. The address, including street, number, city and county, of the registered office of the Corporation in the State of Delaware is c/o United Corporate Services, Inc., 874 Walker Road, Suite C, in the City of Dover, County of Kent, State of Delaware 19904 and the name of the registered agent of the Corporation in the State of Delaware at such address is United Corporate Services, Inc.

3. The nature of the business and of the purposes to be conducted and promoted by the Corporation are, in general, to carry on any business and engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

4. The total number of shares of stock which the Corporation shall have authority to issue is Five Thousand Shares (5,000) shares, all of which are to have a par value of $.0001 per share. All such shares are of one class and are Common Stock.

5. The name and mailing address of the incorporator is as follows:

Ann McKnight

Lippes Mathias Wexler Friedman LLP

50 Fountain Plaza., Suite 1700

Buffalo, New York 14202

6. No director shall have any personal liability to the Corporation or its stockholders for any monetary damages for breach of fiduciary duty as a director, except that· this Article shall not eliminate or limit the liability of each director: (a) for any breach of such director’s duty of loyalty to the Corporation or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation or law; (c) under Section 174 of the Delaware General Corporation Law; or (d) for any transaction from which such director derived an improper personal benefit.

The Corporation shall indemnify to the full extent authorized by law any person, testator or intestate made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he/she is or was a director or officer of the Corporation or any predecessor of the Corporation or serves or served any other enterprise as a director or officer at the request of the Corporation or any predecessor of the Corporation.

The Corporation shall pay expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he/she is not entitled to be indemnified by the Corporation as authorized in this Paragraph 6.

7. Election of directors need not be by written ballot.

8. The original By-Laws of the Corporation shall be adopted by the incorporator. Thereafter, the power to make, alter or repeal the By-Laws, and to adopt any new By-Laws, shall be vested in the Board of Directors.

Executed this 30th day of April 2018.

/s/ Ann McKnight
Ann McKnight, Sole Incorporator